 **Tabcorp**

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile   61 3 9868 2300

RECEIVED

2008 OCT -8 P 12: 35

OFFICE OF INTERNATIO.
CORPORATE FINANCE

29 September 2008



08005251

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b)   **SUPPL.**
         Exemption
         <u>File No. 82-3841</u>

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited
("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities
Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated
in the upper right hand corner of each unbound page and the first page of each
bound document furnished herewith. In accordance with paragraphs (b) (4) and
(b) (5) of the rule, the documents furnished herewith are being furnished with the
understanding that such documents will not be deemed "filed" with the
Securities and Exchange Commission or otherwise subject to the liabilities of
Section 18 of the Exchange Act, and that neither this letter nor the furnishing of
such documents shall constitute an admission for any purpose that Tabcorp is
subject to the Exchange Act.

If you have any questions with regard to this information, please contact the
undersigned at +61 3 9868 2779.

Yours truly,   **PROCESSED**

                                                OCT 1 0 2008

                                          THOMSON REUTERS

Michael Scott
General Manager Secretariat and Shareholder Relations

Enc.



Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile   61 3 9868 2300
Website   www.tabcorp.com.au

29 September 2008

To: Australian Securities Exchange
       Companies Announcements Platform
       20 Bridge Street
       Sydney   NSW   2000

NOTIFICATION OF SUBSTANTIAL SHAREHOLDING

As required under Listing Rule 3.19.1, the Company gives notice that it has become aware that Maple-Brown Abbott Limited increased its relevant interest in Tabcorp Holdings Limited on 25 September 2008 to 32,601,868 ordinary shares representing 6.12% of the issued fully paid ordinary capital.

Section 4.3.20 of the Victorian Gambling Regulation Act prohibits an individual from having a voting power of more than 10% in Tabcorp Holdings Limited. Similar restrictions are contained in the Company's Constitution and certain agreements entered into with the New South Wales Casino Control Authority as well as the Queensland Office of Gaming Regulation. The Company may refuse to register any transfer of shares which would contravene these shareholding restrictions or require divestiture of the shares that cause an individual to exceed the shareholding restrictions.

